UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 29, 2010 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 2 to the 2009 consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 14, 2010, relating to its U.S. $12,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and into its Registration Statement filed with the SEC on Form F-4 on July 27, 2010.

Exchange Rates

On August 20, 2010, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank was Ps. 12.7705 = U.S. $1.00.

Selected Financial Data

The selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2009 and 2010 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX for the six-month periods ended June 30, 2009 and 2010.

Pursuant to Financial Reporting Standard (FRS) B-10 “Effects of Inflation” (which we refer to as FRS B-10) commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican Financial Reporting Standards (which we refer to as Mexican FRS). Because the economic environment in the three-year periods ended December 31, 2008 and 2009 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2009 and as of June 30, 2009 and 2010. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See note 3(a) and 3(y) to our 2009 consolidated financial statements included in the Form 20-F for a summary of the effects of the adoption of FRS B-10 and notes 3(h), 3(p), 3(q), 3(u) and 3(v) to our 2009 consolidated financial statements included in the Form 20-F for discussion of the inflation accounting rules applied to the applicable financial statement line items prior to the adoption of FRS B-10.

Selected Financial Data of PEMEX

	At or for the six months ended June 30,(1)
	2009		2010
	(Unaudited; in millions of pesos)(2)
Statement of Operations Data
Amounts in accordance with Mexican FRS:
Total revenues from sales and services	Ps.	485,911	Ps.	621,449
Operating income		214,176		277,774
Comprehensive financing result, net		(10,081)		(16,487)
Net income (loss) for the period		(25,840)		(18,662)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		n.a.		104,081
Total assets		n.a.		1,335,191
Long-term debt		n.a.		521,946
Total long-term liabilities		n.a.		1,191,208
Total Equity (deficit)		n.a.		(83,504)
Statement of Cash Flows Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization		42,568		45,771
Acquisitions of fixed assets		99,063		92,879
Other Financial Data
Total revenues net of the IEPS tax(3)		485,911		621,449

Note: n.a. = not available

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies.
(2)	Stated in nominal pesos.
(3)	Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services), the rate of which was negative in the first six months of 2009 and 2010. The IEPS tax was therefore not included as part of the sales price of the products sold for these periods.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at June 30, 2010, as calculated in accordance with Mexican FRS.

	At June 30, 2010(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	409,182	U.S.$	31,858
Long-term domestic debt		112,764		8,779

Total long-term debt(3)		521,946		40,637

Certificates of Contribution “A”(4)		96,958		7,549
Mexican Government increase in equity of subsidiary entities		180,382		14,044
Equity		3,534		275
Legal reserve		960		75
Donation surplus		1,160		90
Other comprehensive income		8,666		675
Accumulated losses from prior years		(356,502)		(27,756)
Net loss for the period		(18,662)		(1,453)

Total equity (deficit)		(83,504)		(6,501)

Total capitalization	Ps.	438,442	U.S.$	34,136

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.8441 = U.S. $1.00 at June 30, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2010, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 105,098 million (U.S. $8,183 million) at June 30, 2010.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies—First Six Months of 2010 Compared to First Six Months of 2009

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A.

	Six months ended June 30,
	2009(1)		2010(1)(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	273,144	Ps.	336,368	U.S.$	26,189
Export		210,021		282,370		21,984
Services Income		2,746		2,711		211

Total		485,911		621,449		48,384

Costs of sales		227,035		294,370		22,919

Total general expenses		44,700		49,305		3,839

Other revenues,(3) net		12,515		46,082		3,588
Comprehensive financing result(4)		(10,081)		(16,487)		(1,284)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		(553)		114		9

Income before taxes and duties		216,057		307,484		23,940
Taxes and duties		241,897		326,146		25,393

Net loss for the period	Ps.	(25,840)	Ps.	(18,662)	U.S.$	(1,453)

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.8441 = U.S. $1.00 at June 30, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the IEPS tax in the first six months of 2009 and 2010, when the IEPS tax rate was negative.
(4)	Includes exchange rate gains in the amount of Ps. 13,817 million in the first six months of 2009 and exchange rate gains in the amount of Ps. 14,123 million in the first six months of 2010.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Sales

Total sales increased by 27.9% in the first six months of 2010, to Ps. 621.4 billion, from Ps. 485.9 billion in the first six months of 2009. The increase in total sales resulted primarily from increases in prices of crude oil exports and increased domestic sales of petroleum products, dry natural gas and petrochemical products.

Domestic Sales

Domestic sales increased by 23.2% in the first six months of 2010, from Ps. 273.1 billion in the first six months of 2009 to Ps. 336.4 billion in the first six months of 2010, primarily due to increased domestic sales of petroleum products, dry natural gas and petrochemical products.

Domestic sales of petroleum products increased by 22.0% in the first six months of 2010, from Ps. 232.1 billion in the first six months of 2009 to Ps. 283.2 billion in the first six months of 2010, primarily due to higher gasoline prices and increased sales volumes of gasoline, liquefied petroleum gas, jet fuel and diesel.

Domestic sales of dry natural gas increased by 19.6% in the first six months of 2010, from Ps. 30.6 billion in the first six months of 2009 to Ps. 36.6 billion in the first six months of 2010, primarily due to an increase in the sales price of dry natural gas.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 58.7%, from Ps. 10.4 billion in the first six months of 2009 to Ps. 16.5 billion in the first six months of 2010, primarily due to higher prices and increased sales volumes for the main petrochemical products.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 34.5%, from Ps. 210.0 billion in the first six months of 2009 to Ps. 282.4 billion in the first six months of 2010, primarily due to increases in crude oil export prices and volume, which were partially offset by the appreciation of the Mexican peso against the U.S. dollar during the first six months of 2010.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties increased by 38.2%, from Ps. 173.2 billion in the first six months of 2009 to Ps. 239.4 billion in the first six months of 2010. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 50.0%, from U.S. $12.6 billion in the first six months of 2009 to U.S. $18.9 billion in the first six months of 2010.

Crude oil and condensate export sales accounted for 87.3% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2010, as compared to 84.2% in the first six months of 2009. Crude oil and condensate export sales increased in peso terms by 43.3%, from Ps. 145.9 billion in the first six months of 2009 to Ps. 209.1 billion in the first six months of 2010, primarily due to an increase in the weighted average price of the Mexican crude oil export mix.

Export sales of petroleum products represented 11.9% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2010, as compared to 14.9% in the first six months of 2009. Export sales of petroleum products increased by 9.7%, from Ps. 25.9 billion in the first six months of 2009 to Ps. 28.4 billion in the first six months of 2010, primarily due to price increases, which were only partially offset by a decrease in export volume.

Export sales of natural gas represented 0.1% of total export sales (excluding the trading activities of the PMI Group) in the first six months of 2010, as compared to 0.5% in the first six months of 2009. Export sales of natural gas decreased by 62.5%, from Ps. 0.8 billion in the first six months of 2009 to Ps. 0.3 billion in the first six months of 2010, due to reduced availability, as a result of higher demand in the Mexican electricity sector.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2009 and 2010 (0.3% and 0.7%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 166.7%, from Ps. 0.6 billion in the first six months of 2009 to Ps. 1.6 billion in the first six months of 2010, primarily as a result of increases in prices and export volume.

Services Income

Services income decreased by 1.5% in the first six months of 2010, from Ps. 2.75 billion in the first six months of 2009 to Ps. 2.71 billion in the first six months of 2010, mainly as a result of a decrease in the amount of freight services provided to third parties by Pemex-Refining.

Costs of Sales

Costs of sales increased by 29.7%, from Ps. 227.0 billion in the first six months of 2009 to Ps. 294.4 billion in the first six months of 2010. This increase was primarily due to a Ps. 57.8 billion increase in the cost of products imported by Pemex for sale in Mexico, mainly gasoline, diesel and naphtha, a Ps. 8.6 billion negative inventory variation, a Ps. 6.3 billion increase in the net cost of employee benefits and a Ps. 4.2 billion increase in amortization of wells, as a result of greater investments in wells, which were only partially offset by a Ps. 7.6 billion decrease in conservation and maintenance expenses.

Total General Expenses

Total general expenses increased by 10.3%, from Ps. 44.7 billion in the first six months of 2009 to Ps. 49.3 billion in the first six months of 2010. This increase was primarily due to a Ps. 4.3 billion increase in the net cost of employee benefits for the period.

Other Revenues, net

Other revenues, net, increased by Ps. 33.6 billion, or 268.8%, from net revenues of Ps. 12.5 billion in the first six months of 2009 to net revenues of Ps. 46.1 billion in the first six months of 2010, primarily due to a larger IEPS tax credit, which amounted to Ps. 43.5 billion in the first six months of 2010, as compared to Ps. 1.7 billion in the first six months of 2009.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, and foreign exchange gain or loss. A substantial portion of our indebtedness (77.3% as of June 30, 2010) is denominated in U.S. dollars, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange gain and lower peso-denominated interest expense.

Our expenses associated with comprehensive financing result increased from Ps. 10.1 billion in the first six months of 2009 to Ps. 16.5 billion in the first six months of 2010, primarily due to a Ps. 6.7 billion increase in our net interest expense (including the expense associated with financial products) during the first six months of 2010, as compared to the first six months of 2009, primarily as a result of net unrealized losses on derivative financial instruments treated as non-hedges, which were only partially offset by our foreign currency exchange gains, which increased by Ps. 0.3 billion in the first six months of 2010, from a net gain of Ps. 13.8 billion in the first six months of 2009 to a net gain of Ps. 14.1 billion in the first six months of 2010, primarily as a result of a greater appreciation of the Mexican peso against the euro during the first six months of 2010, as compared to the same period of 2009.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 34.8%, from Ps. 241.9 billion in the first six months of 2009 to Ps. 326.1 billion in the first six months of 2010, largely due to higher crude oil, natural gas and petroleum products prices, which were only partially offset by lower production volumes. Taxes and duties represented 52.5% of total revenues from sales and services in the first six months of 2010, as compared to 49.8% in the first six months of 2009, due to an increase in the Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty).

Net Loss

In the first six months of 2010, we reported a net loss of Ps. 18.7 billion on Ps. 621.4 billion in total revenues, as compared to a net loss of Ps. 25.8 billion on Ps. 485.9 billion in total revenues in the first six months of 2009. This decrease in net loss is primarily explained by a 42.3% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Liquidity and Capital Resources

Financing Activities

During the period from June 1 to July 31, 2010, Petróleos Mexicanos obtained U.S. $53.7 million in nominal terms in loans made or guaranteed by various international export credit agencies for use in financing our projects. In addition, during the period from June 1 to August 20, 2010, Petróleos Mexicanos issued, on July 21, 2010, U.S. $2,000,000,000 of 5.50% Notes due 2021; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

For a description of our commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.

Funds from Operating, Financing and Investing Activities

Our net cash flows from operating activities were Ps. 51.9 billion in the first six months of 2010, as compared to Ps. 82.6 billion in the first six months of 2009, primarily due to taxes and duties corresponding to our 2009 results that were paid during the period. Our net cash flows used for investing activities during the first six months of 2010 were Ps. 91.5 billion, mainly corresponding to acquisitions of fixed assets.

At June 30, 2010, our cash and cash equivalents totaled Ps. 104.1 billion. Based on past experience, we expect to generate sufficient working capital through:

•	cash flow from operations;

•	the issuance of certificados bursátiles (publicly-traded notes) in the Mexican market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other financing activities.

Indebtedness

As of June 30, 2010, our total indebtedness was U.S. $48.8 billion, U.S. $40.6 billion of which was long-term debt and U.S. $8.2 billion of which was short-term debt. Approximately 42.9% of our total indebtedness as of June 30, 2010 accrues interest at variable rates.

Business Overview

Production

Set forth below is selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2009		2010
Operating Highlights
Production
Crude oil (tbpd)		2,628		2,592
Natural gas (mmcfpd)		7,023		6,942
Petroleum products (tbpd)		1,520		1,481
Petrochemicals (mt)(1)		6,037		6,790

Average crude oil exports (tbpd)
Olmeca		105		199
Isthmus		11		49
Maya(2)		1,121		1,044

Total(3)		1,237		1,292

Value of crude oil exports (value in millions of U.S. dollars)(3)	U.S.$	10,632	U.S.$	16,524

Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S.$	54.31	U.S.$	78.42
Isthmus		57.22		76.20
Maya		46.75		68.89
Weighted average price(5)		47.49		70.64

Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S.$	51.59	U.S.$	78.32

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

mt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	Subject to adjustment to reflect the percentage of water in each shipment.
(3)	The volume and value of crude oil exports reflects customary adjustments by PMI on August 10, 2010 to reflect the percentage of water in each shipment.
(4)	Average price during period indicated based on billed amounts.
(5)	On August 19, 2010, the weighted average price of PEMEX’s crude oil export mix was U.S. $67.85 per barrel.
(6)	On August 19, 2010, the West Texas Intermediate crude oil spot price was U.S. $74.47 per barrel.

Source: Petróleos Mexicanos.

Crude oil production decreased by 1.4% in the first six months of 2010, from 2,628 thousand barrels per day in the first six months of 2009 to 2,592 thousand barrels per day in the first six months of 2010, primarily due to the natural decline of the Cantarell project, as well as the shut-down of wells in that project due to an increase in the oil-gas ratio. This decrease in heavy crude oil production was partially offset by an increase in extra-light crude oil production, mainly as a result of the completion of wells at the Delta del Grijalva project in the Southern region and the Integral Yaxché project in the Southwestern Marine region.

Natural gas production decreased by 1.2% in the first six months of 2010, from 7,023 million cubic feet per day in the first six months of 2009 to 6,942 million cubic feet per day in the first six months of 2010. This decrease was a result of lower associated gas production because of optimization works in the transition zone at the Cantarell project.

Petroleum products production decreased by 2.6% in the first six months of 2010, from 1,520 thousand barrels per day in the first six months of 2009 to 1,481 thousand barrels per day in the first six months of 2010. This decrease was primarily as a result of reduced crude oil processing due to maintenance activity.

Petrochemical production increased by 12.5% in the first six months of 2010, from 6,037 thousand tons in the first six months of 2009 to 6,790 thousand tons in the first six months of 2010. This increase was primarily a result of increases in the production of ethane derivatives and the propylene and derivatives chain during the first six months of 2010, which were only partially offset by decreased production of butane and liquid hydrocarbons.

Refining

Potential Importation of Crude Oil

On August 24, 2010, Mr. Juan José Suarez Coppel, the Director General, announced that in order to comply with certain requirements of the Petróleos Mexicanos Law, PEMEX is evaluating the possibility of importing a specific quality of crude oil in order to increase the efficiency of its refining assets, thereby optimizing the upstream division of its business. PEMEX’s decision as to whether to import such quality of crude oil will depend on further cost-benefit analysis of the issue.

Directors, Senior Management and Employees

On July 29, 2010, pursuant to the Collective Bargaining Agreement, we and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic, or the Union) agreed to a 4.9% increase in wages and a 0.41% increase in other benefits, which became effective August 1, 2010. In addition, we and the Union entered into a Productivity Agreement, which contemplates a 1.11% increase in productivity, including a commitment to generate savings totaling at least Ps. 1.0 billion over the next 12 months.

On July 13, 2010, the Board of Directors of Petróleos Mexicanos appointed the following members to Audit and Performance Evaluation Committee:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Audit and Performance Evaluation Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos appointed the following members to Environmental and Sustainability Committee:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Environmental and Sustainability Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos.

Legal Proceedings

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

As of the date of this report, we are involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of June 30, 2010 totaled approximately Ps. 65.7 billion. As of June 30, 2010, we had accrued a reserve of Ps. 12.7 billion for these contingent liabilities.

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of approximately U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking approximately U.S. $116 million. On May 31, 2010, the parties filed their replies. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are preparing a brief to be filed in connection with a hearing to determine the amounts due to each party. The hearing will be held in the third week of August 2010.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of approximately U.S. $319.9 million and approximately Ps. 37.2 million. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking damages of U.S. $125.9 million and Ps. 41.5 million. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293.6 million and approximately Ps. 34.5 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.7 million, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On July 1, 2010, a hearing was held in New York, at which each party filed additional briefs. A new hearing will be held on August 25, 2010. In addition, Pemex-Exploration and Production filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was subsequently denied. On July 14, 2010, Pemex-Exploration and Production filed an appeal against this ruling before the Juzgado Décimo de Distrito en Materia Civil (Tenth Civil District Court) in the Federal District (No. 604/2010). A constitutional hearing will be held on September 3, 2010. As of the date of this report, the resolution of this appeal is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. Pemex-Exploration and Production filed a complaint asserting that the judge had not considered a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta

Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that the gas connected to the fields in question is considered a hydrocarbon of Mexico and, therefore, may only be exploited by Petróleos Mexicanos and its subsidiary entities. As of the date of this report, this trial has been suspended as a result of the complaint filed by Pemex-Exploration and Production.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490.9 million for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was considered and the principal claim was suspended. On June 21, 2010, the evidence filed by the defendants was admitted. As of the date of this report, a hearing to analyze this evidence is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently No. 1085/2009 before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. As of the date of this report, this claim has been suspended due to a complaint filed by Bardahl on June 22, 2010.

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in the Federal District, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit), which was denied on July 7, 2010. As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was held at the end of August, 2010.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

The Partido Acción Nacional (National Action Party, or PAN) currently holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergencia (Convergence for Democracy), holds one state governorship. The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) holds the remaining 19 of the 31 state governorships. Local elections for 12 state governorships were held in Mexico on July 4, 2010. According to preliminary results released on July 6, 2010, a coalition comprised of the PRI and the Partido Verde Ecologista de México (Ecologist Green Party of Mexico) captured nine state governorships, while a coalition formed by the PAN, PRD and Convergence for Democracy won three state governorships.

The Economy

Prices and Wages

For the first seven months of 2010, inflation (as measured by the change in the national consumer price index) was 1.6%, 0.1 percentage points higher than for the same period of 2009.

Interest Rates

During the first seven months of 2010, interest rates on 28-day Cetes (Treasury bills) averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 6.1% and on 91-day Cetes of 6.2% during the same period of 2009. On August 12, 2010, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

At June 30, 2010, the M1 money supply increased by 6.6% in real terms, as compared to the M1 money supply at June 30, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at June 30, 2010 increased by 6.0% in real terms, as compared to June 30, 2009, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2010 was 7.4% greater in real terms than the amount of checking account deposits denominated in pesos at June 30, 2009.

At June 30, 2010, financial savings were 6.8% greater in real terms than financial savings at June 30, 2009. Savings generated by Mexican residents were 3.9% greater in real terms and savings generated by non-residents were 59.6% greater in real terms at June 30, 2010 than their respective levels at June 30, 2009.

At August 10, 2010, the monetary base totaled Ps. 585.4 billion, a 7.4% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the corto or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of August 17, 2010, the overnight funding rate remained at 4.50%.

On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens as Governor of Banco de México for a six-year term that commenced January 1, 2010.

The Securities Market

At August 10, 2010, the Mexican Stock Market Index stood at 32,685.5 points, representing a 1.8% increase from the level at December 31, 2009.

Banking Supervision and Support

At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.1% at December 31, 2009, as compared to 3.2% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At June 30, 2010, the total amount of past-due loans of commercial banks was Ps. 53.9 billion, as compared to Ps. 60.6 billion at December 31, 2009. At June 30, 2010, the total loan portfolio of the banking system was 0.6% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.7% at June 30, 2010, as compared to 3.1% at December 31, 2009. The amount of loan loss reserves held by commercial banks totaled Ps. 99.8 billion at June 30, 2010, as compared to Ps.105.3 billion at December 31, 2009. At this level, commercial banks had reserves covering 185.3% of their past-due loans at June 30, 2010, exceeding the minimum reserve level of 45% required by the applicable capitalization requirements.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first six months of 2010, total imports increased by 33.6%, to U.S. $141.0 billion, as compared to U.S. $105.5 billion for the same period of 2009. During the first six months of 2010, imports of intermediate goods increased by 40.3%, imports of capital goods decreased by 4.1% and imports of consumer goods increased by 35.0%, each as compared to the first six months of 2009.

Balance of International Payments

According to preliminary figures, during the first quarter of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $765.2 million, as compared to a deficit of U.S. $1.3 billion in the same period of 2009. The capital account registered a surplus of U.S. $7.6 billion during the first three months of 2010, as compared with a deficit of U.S. $2.7 billion during the same period of 2009. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.1 billion during the first three months of 2010 as compared with U.S. $2.8 billion during the same period of 2009, and was composed of foreign direct investment totaling U.S. $4.3 billion and net foreign portfolio investment inflows totaling U.S. $9.8 billion.

At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

At August 6, 2010, Mexico’s international reserves totaled U.S. $105.6 billion, an increase of U.S. $14.8 billion as compared to international reserves at December 31, 2009. At August 6, 2010, the net international assets of Banco de México totaled U.S. $109.4 billion, an increase of U.S. $9.6 billion as compared to net international assets at December 31, 2009.

On March 10, 2010, Mexico’s Comisión de Cambios (Exchange Commission) requested that the International Monetary Fund (which we refer to as the IMF) renew the approximately U.S. $48 billion contingent credit line granted by the IMF to Mexico on April 17, 2009. The renewal of the IMF contingent credit line was requested due to continued uncertainties related to global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of the contingent credit line. To date, no amounts have been disbursed under the contingent credit line.

In October 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. In March 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, the depreciation-contingent auctions remained unchanged. On April 8, 2010, Banco de México announced that it was suspending the depreciation-contigent auctions as from April 12, 2010. From October 9, 2008 through September 30, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through April 9, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to July 30, 2010, Banco de México auctioned an aggregate of U.S. $3.6 billion in options through this mechanism, and, as of August 10, 2010, Banco de México had purchased an aggregate of U.S. $2.7 billion as a result of the holders having exercised these options.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $12.5 billion as compared with U.S. $23.7 billion during 2008. Of the 2009 total amount, 38.9% was directed to manufacturing, 20.7% to financial services, 10.1% to commerce, 0.5% to transportation and communications, 4.8% to mining, 3.9% to construction, 0.1% to farming and 21.1% to other services. By country of origin, during 2009, 48.7% came from the United States, 18.4% from Spain, 12.5% from the Netherlands, 9.8% from Canada, 2.3% from the United Kingdom, 1.3% from Singapore, 1.3% from Japan, 1.1% from Luxembourg and 4.6% from other countries.

According to preliminary figures, during the first quarter of 2010, direct foreign investment in Mexico notified to the National Foreign Investment Registry totaled approximately U.S. $4.3 billion.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 10, 2010 (which took effect on the second business day thereafter) was Ps. 12.6927 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first six months of 2010, the public sector balance recorded a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion in the same period of 2009. Excluding physical investments by PEMEX, there was a public surplus of Ps. 13.8 billion, an increase of Ps. 2.8 billion as compared to the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008. Oil revenues decreased by 21.4% in real terms, which was only partially offset by an increase in non-oil revenues by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during the first six months of 2010, public sector budgetary revenues increased by 0.9% in real terms, as compared to the same period of 2009, due to a 9.5% increase in oil revenues and a 12.1% increase in non-oil tax revenues, both in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, decreased to approximately 4.1% during the first six months of 2010 from approximately 11.7% during the same period of 2009.

According to preliminary figures, during the first six months of 2010, public sector budgetary expenditures increased by 1.0% in real terms, as compared to the corresponding period of 2009. In the first six months of 2010, public sector financing costs decreased by 8.1% in real terms as compared to the same period of 2009.

At June 30, 2010, the balance of the Oil Revenues Stabilization Fund totaled Ps. 26.6 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 11.1 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 59.3 billion.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget, as approved by the Mexican Congress, contemplates an overall public sector budget deficit (excluding PEMEX’s physical investments) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investments) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget permits the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 budget.

The preliminary results for 2008, 2009 and the first quarter of 2010, as well as the budget assumptions and targets for the 2009 and 2010 budgets, are presented below.

2008, 2009 and the First Quarter of 2010 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	2009 Budget(3)	2010 Budget(6)		First Quarter of 2010 Results(2)
Real GDP growth (%)	1.5%	(6.5%)	1.8%	3.9	%(7)	4.3%
Increase in the national consumer price index (%)	6.5%	3.6%	3.8%	3.3%		2.4%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.35	$57.44	$70.00 (4)	$59.00	(4)	$71.39
Current account deficit as % of GDP	1.5%	0.6%	n.a.	n.a.		0.1%
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	11.7	13.8		12.8
Average rate on 28-day Cetes (%)	7.7%	5.4%	8.0%	4.5%		4.5%
Public sector balance as % of GDP(5)	(0.1%)	(2.3%)	(1.8%)	(0.7%)		0.1%
Primary balance as % of GDP(5)	1.8%	(0.1%)	0.5%	(0.5%)		0.4%

Note: n.a. = not available

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	2009 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(4)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was U.S. $70.00 in the fiscal year 2009 and U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(5)	Excluding physical investments by PEMEX.
(6)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(7)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first six months of 2010, the public sector overall balance registered a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion during the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 13.8 billion, Ps. 2.1 billion lower than the Ps. 15.9 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 29.5 billion for the first six months of 2010, as compared with the surplus of Ps. 44.2 billion registered for the same period of 2009.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at June 30, 2010, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at June 30, 2010, the net internal debt of the Government totaled Ps. 2,602.2 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At June 30, 2010, the gross internal debt of the Government totaled Ps. 2,934.0 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at June 30, 2010, Ps. 413.1 billion represented short-term debt and Ps. 2,520.9 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The average maturity of the Government’s internal debt increased by 0.11 years during the first six months of 2010, from 6.34 years at December 31, 2009 to 6.45 years at June 30, 2010. The Government’s financing costs on internal debt totaled Ps. 85.7 billion for the first six months of 2010, an increase of 0.6%, as compared to the same period of 2009.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,															June 30,
	2005			2006			2007			2008			2009(2)			2010(2)
	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)	(in billions of Ps.)		(%)
Gross Debt
Government Securities	Ps.	1,173.3	94.5	Ps.	1,569.9	93.9	Ps.	1,795.8	94.7	Ps.	2,021.2	84.2	Ps.	2,379.3	88.0	Ps.	2,608.4	88.9
Cetes		288.2	23.2		346.0	20.7		340.5	18.0		357.1	14.9		498.8	18.5		527.5	18.0
Floating Rate Bonds		287.6	23.2		359.6	21.5		325.0	17.1		243.6	10.1		243.5	9.0		227.3	7.7
Inflation-Linked Bonds		95.3	7.7		155.3	9.3		235.3	12.4		334.9	13.9		430.6	15.9		498.4	17.0
Fixed Rate Bonds		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6	45.2		1,206.5	44.6		1,355.3	46.2
Other		68.8	5.5		102.9	6.1		100.6	5.3		380.1	15.8		323.4	12.0		325.6	11.1

Total Gross Debt	Ps.	1,242.2	100.0	Ps.	1,672.8	100.0	Ps.	1,896.3	100.0	Ps.	2,401.3	100.0	Ps.	2,702.8	100.0	Ps.	2,934.0	100.0

Net Debt
Financial Assets(3)		(58.8)			(125.7)			(107.9)			(68.6)			(231.4)			(331.8)

Total Net Debt	Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,471.3		Ps.	2,602.2

Gross Internal Debt/GDP			12.8%			15.6%			16.1%			19.8%			22.9%			n.a.
Net Internal Debt/GDP			12.2%			14.4%			15.2%			19.2%			20.9%			n.a.

Note: Numbers may not total due to rounding. n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at June 30, 2010. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.

According to preliminary figures, at June 30, 2010, outstanding public sector gross external debt equaled U.S. $96.2 billion, a decrease of approximately U.S. $137.5 million from U.S. $96.4 billion at December 31, 2009, primarily due to the recognition as public sector debt of certain Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) program obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.

According to preliminary figures, at June 30, 2010, commercial banks held approximately 19.1% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 21.4%, bondholders held approximately 59.0% and other creditors held the remaining 0.5%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2010 represented approximately 30.5% of nominal GDP, a decrease of 0.1 percentage points as compared to December 31, 2009.

The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency as of the dates indicated. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
June 30, 2010(4)		48,490		39,946		5,901		94,337		1,879		96,216

By Currency(3)

	December 31,										June 30,
	2005		2006		2007		2008		2009(4)		2010(4)
	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)
U.S. dollars	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9	80,993	84.2
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,643	4.8
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,835	1.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	716	0.7	829	0.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	7,916	8.2

Total	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0	96,216	100.0

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.

On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.25% for a tenor of 10 years.

On February 23, 2010, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.

On March 11, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.00% for a tenor of 10 years.

On March 23, 2010, Mexico issued, in the Mexican market, UDI 3.5 billion (Ps. 15 billion) of fixed rate Udibonos (government bonds denominated in UDIs, a unit of account whose value in pesos is indexed to inflation on a daily basis). These Udibonos give investors a yield to maturity in UDIs of 4.27% for a tenor of 30 years.

On April 13, 2010, Mexico issued U.S. $1 billion of its 6.05% Global Notes due 2040. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 6.218% for a tenor of 30 years.

On July 6, 2010, Mexico issued in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2015. These bonds give investors a yield to maturity of 6.13% for a tenor of 5 years.

On July 8, 2010, Mexico issued €850 million of its 4.25% Global Notes due 2017. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 4.29% for a tenor of 7 years.

Annex A

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

F-1

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2010 AND DECEMBER 31, 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	June 30, 2010		December 31, 2009
Current assets:
Cash and cash equivalents (Note 5)	Ps.	104,080,785	Ps.	128,179,628
Accounts, notes receivable and other, net (Note 6)		170,447,808		184,613,982
Inventories, net (Note 7)		33,002,561		36,903,080

Total current assets		307,531,154		349,696,690
Investments in shares of non-consolidated subsidiaries, affiliates and others		10,024,141		9,762,401
Wells, pipelines, properties, plant and equipment, net (Note 8)		1,012,019,221		967,591,500
Other assets, net		5,616,387		4,986,588

Total assets	Ps.	1,335,190,903	Ps.	1,332,037,179

Current liabilities:
Current portion of long-term debt (Note 9)	Ps.	105,097,737	Ps.	102,600,324
Suppliers		50,973,936		63,277,711
Accounts payable, financial instruments and other		34,429,923		28,629,056
Taxes and duties payable		36,985,923		48,453,301

Total current liabilities		227,487,519		242,960,392

Long-term liabilities:
Long-term debt (Note 9)		521,946,289		529,258,434
Reserve for employee benefits		613,970,784		576,200,934
Reserve for sundry creditors and other		48,495,867		43,524,319
Deferred taxes		6,794,587		6,933,120

Total long-term liabilities		1,191,207,527		1,155,916,807

Total liabilities		1,418,695,046		1,398,877,199

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		180,382,423		180,382,301
Equity		3,533,672		3,546,159
Legal reserve		959,887		987,535
Donation surplus		1,159,966		1,004,346
Comprehensive income result		8,665,911		6,783,643
Accumulated losses:
From prior years		(356,501,997)		(261,839,979)
Net loss for the six-month period ended June 30, 2010 and year ended December 31, 2009		(18,661,998)		(94,662,018)

Total equity (deficit)		(83,504,143)		(66,840,020)

Total liabilities and equity	Ps.	1,335,190,903	Ps.	1,332,037,179

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	2010		2009
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	336,368,031	Ps.	273,144,295
Export		282,369,673		210,020,609
Services income		2,711,090		2,745,666

Total		621,448,794		485,910,569

Cost of sales		294,369,823		227,034,533

Gross income		327,078,971		258,876,036

General expenses:
Transportation and distribution expenses		15,822,674		15,447,047
Administrative expenses		33,481,866		29,253,215

Total general expenses		49,304,540		44,700,262

Operating income		277,774,431		214,175,774

Other revenues, net		46,082,317		12,515,115

Comprehensive financing result, net		(16,486,531)		(10,080,605)

Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		113,997		(552,792)

Income before taxes and duties		307,484,214		216,057,491

Taxes and duties		326,146,212		241,897,061

Net loss for the period	Ps.	(18,661,998)	Ps.	(25,839,569)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	2010		2009
	(unaudited)		(unaudited)
Operating activities:
Net income before taxes and duties reconciled from accruals	Ps.	247,647,992	Ps.	219,529,788
Items with no effect on cash:
Net periodic cost of employee benefits		58,825,639		48,185,110
Activities related to investing activities:
Depreciation and amortization		45,770,812		42,567,600
Loss sharing in non-consolidated subsidiaries, affiliates and others		113,997		552,792
Impairment of properties, plant and equipment		(522,000)		—
Unsuccessful wells		2,006,500		5,269,185
Activities related to financing activities:
Loss from foreign exchange fluctuations		(17,418,447)		(36,887,675)
Deferred taxes		(138,533)		(122,962)
Interest gain (loss)		(1,347,547)		15,082,980

		334,938,413		294,176,818

Funds provided by (used in) operating activities:
Financial instruments/derivatives		13,499,947		1,152,549
Accounts, notes receivable and other, net		3,248,873		8,548,974
Inventories		3,900,519		(11,773,961)
Other assets		(629,799)		5,981,799
Suppliers		(12,303,775)		3,460,019
Other accounts payable		3,155,398		11,787,974
Taxes payable		(277,777,368)		(215,903,168)
Reserve for sundry creditors and other		4,971,548		4,639,418
Contributions and payments for employee benefits		(21,055,789)		(19,453,561)

Net cash flows from operating activities		51,947,967		82,616,861

Investing activities:
Investment in shares		—		115,924
Acquisitions of fixed assets		(92,879,348)		(99,063,287)
Disposal of fixed assets		1,351,934		3,865,875

Net cash flows from investing activities		(91,527,414)		(95,081,488)

Cash flow to be obtained from financing activities		(39,579,447)		(12,464,627)

Financing activities:
Proceeds from new long-term financing		87,241,802		86,377,798
Debt payments, principal only		(71,761,320)		(30,679,745)
Increase in equity of Subsidiary Entities		122		(35,390)

Net cash flows from financing activities		15,480,604		55,662,663

Net (decrease) increase in cash and cash equivalents		(24,098,843)		43,198,036
Cash and cash equivalents at the beginning of the period		128,179,628		114,224,395

Cash and cash equivalents at the end of the six-month periods ended June 30, 2010 and 2009	Ps.	104,080,785	Ps.	157,422,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

1—APPROVAL:

On July 23, 2010, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2—BASIS OF PRESENTATION:

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (each as defined below and, together with Petróleos Mexicanos, “PEMEX”) as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 are unaudited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these condensed consolidated financial statements and the related notes to “pesos” or “Ps.” refer to Mexican pesos and references to “dollars” or “U.S. $” refer to dollars of the United States of America. For accounting purposes, the functional currency of PEMEX is the Mexican peso.

For purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with PEMEX’s audited consolidated financial statements and the notes thereto, as of and for the year ended December 31, 2009.

3—SIGNIFICANT ACCOUNTING POLICIES:

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Financial Reporting Standards Board, or “CINIF”).

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these condensed consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 “Effects of Inflation” (“FRS B-10”).

These condensed consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (the “NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the two-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

These condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Subsidiary Entities are as follows: Pemex-Exploración y Producción (“Pemex-Exploration and Production”); Pemex-Refinación (“Pemex-Refining”); Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and Pemex-Petroquímica (“Pemex-Petrochemicals”).

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Pemex Project Funding Master Trust (the “Master Trust”); Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”); RepCon Lux, S.A. (“RepCon Lux”) and Pemex Finance, Ltd.

i.	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”). Amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described here have had no impact on the condensed consolidated financial information included herein, since the Trusts have been consolidated in the financial statements of PEMEX.

ii.

Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol YPF, S.A. The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Accordingly, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008, the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e) Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the purchase cost of refined and other products, then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(f) Wells, pipelines, properties, plant and equipment

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method.

During the construction period, the comprehensive financing result directly related to these assets is capitalized as part of their construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

The carrying value of these assets is subject to an annual impairment assessment.

(g) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset’s carrying value exceeds its fair value.

(h) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proved reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(i) Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. In the case of non-producing wells subject to abandonment and dismantlement, the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(j) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In such cases, such amounts are recorded at their present value.

(k) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are mainly based on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(l) Revenue recognition

For all export products, risk of loss and ownership (title) are transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership are transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(m) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect, plus the effect of valuation of financial instruments designated as hedges.

(n) Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and the valuation effects of financial instruments.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the condensed consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Reclassifications

PEMEX’s condensed consolidated financial statements as of June 30, 2009 have been reclassified in certain accounts with the purpose of making them comparable with the condensed consolidated financial statements as of June 30, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

4—FOREIGN CURRENCY EXPOSURE:

As of June 30, 2010 and December 31, 2009, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currencies as follows:

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Period-end exchange rate	Amounts in pesos
As of June 30, 2010:
U.S. dollars	7,255,897	(31,018,118)	(23,762,221)	12.84410	Ps.	(305,204,343)
Japanese yen	0	(195,124,943)	(195,124,943)	0.14514		(28,320,434)
Pounds sterling	3,508	(769,340)	(765,832)	19.21606		(14,716,274)
Euros	16,652	(3,687,308)	(3,670,656)	15.72760		(57,730,609)
Swiss francs	514,647	(1,025,751)	(511,104)	11.91150		(6,088,015)
Canadian dollars	79	(133)	(54)	12.09079		(653)

Net total liability position, before foreign currency hedging					Ps.	(412,060,328)

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Period-end exchange rate	Amounts in pesos
As of December 31, 2009:
U.S. dollars	9,906,510	(28,261,566)	(18,355,056)	13.0587	Ps.	(239,693,170)
Japanese yen	10,424	(217,419,399)	(217,408,975)	0.1404		(30,524,220)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859		(16,161,710)
Euros	29,152	(4,464,617)	(4,435,465)	18.7353		(83,099,767)
Swiss francs	356,632	(707,705)	(351,073)	12.6378		(4,436,790)
Canadian dollars	0	(14,418)	(14,418)	12.4665		(179,742)

Net total liability position, before foreign currency hedging					Ps.	(374,095,399)

5—CASH AND CASH EQUIVALENTS:

As of June 30, 2010 and December 31, 2009, cash and cash equivalents were as follows:

	As of June 30, 2010		As of December 31, 2009
Cash in banks	Ps.	69,183,431	Ps.	97,387,736
Other highly liquid instruments		34,897,354		30,791,892

Total	Ps.	104,080,785	Ps.	128,179,628

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

6—ACCOUNTS, NOTES RECEIVABLE AND OTHER, NET:

As of June 30, 2010 and December 31, 2009, accounts, notes receivable and other, net, were as follows:

	As of June 30, 2010		As of December 31, 2009
Trade—Domestic	Ps.	70,069,110	Ps.	38,142,868
Trade—Foreign		27,214,277		39,082,063
Employees and officers		4,378,562		4,476,052
Negative IEPS credit		—		5,643,549
Specific funds		12,040,481		31,580,688
Excess duty paid		1,307,959		—
Advance payments of taxes		2,711,569		3,834,687
Other accounts receivable		54,078,393		63,208,924
Less:
Allowance for doubtful accounts		(1,352,543)		(1,354,849)

Total	Ps.	170,447,808	Ps.	184,613,982

7—INVENTORIES:

As of June 30, 2010 and December 31, 2009, inventories were as follows:

	As of June 30, 2010		As of December 31, 2009
Crude oil, refined products, derivatives and petrochemical products	Ps.	28,856,806	Ps.	31,878,174
Materials and supplies in stock		5,145,188		6,382,505
Materials and products in transit		155,486		107,735
Less:
Allowance for slow-moving and obsolete inventory		(1,154,920)		(1,465,334)

Total	Ps.	33,002,560	Ps.	36,903,080

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

8—WELLS, PIPELINES, PROPERTY, PLANT AND EQUIPMENT:

As of June 30, 2010 and December 31, 2009, the balances of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	As of June 30, 2010		As of December 31, 2009
Plants	Ps.	433,473,186	Ps.	423,699,655
Drilling equipment		25,538,433		25,713,299
Pipelines		311,314,239		308,025,098
Wells		734,399,180		678,534,523
Buildings		55,731,128		55,713,561
Offshore platforms		196,217,880		189,729,704
Furniture and equipment		39,888,666		39,587,111
Transportation equipment		15,127,863		18,437,580
Financing lease		3,075,142		—

		1,814,765,717		1,739,440,531
Less:
Accumulated depreciation and amortization		958,508,022		(924,133,494)

Net value		856,257,695		815,307,037
Land		39,871,997		39,696,349
Construction in progress		114,693,490		111,552,872
Fixed assets to be disposed of		1,196,039		1,035,242

Total	Ps.	1,012,019,221	Ps.	967,591,500

The combined depreciation of fixed assets and amortization of wells recognized in cost and operating expenses for the six-month periods ended June 30, 2010 and 2009 was Ps. 45,770,812 and Ps. 42,567,600, respectively.

9—DEBT:

In the period from January 1 to June 30, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

•	During the period from January 1 to June 30, 2010, Petróleos Mexicanos obtained U.S. $948,205 in nominal terms in loans made or guaranteed by export credit agencies (“ECAs”).

•	On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000.

•	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S.$ 12,000,000 Medium-Term Notes Program, Series C.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,780, which matures in 2015; the second at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 Unidades de Inversión (“UDIs”) (equivalent to Ps. 2,040,220), which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

•

On February 26, 2010, Petróleos Mexicanos issued Swiss franc 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010) and the third at a fixed rate for 337,671 UDIs (equivalent to Ps. 1,500,000), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

•	On June 24, 2010, Petróleos Mexicanos borrowed U.S. $990,000 under the syndicated revolving credit facility established on September 7, 2007.

10—COMPREHENSIVE INCOME (LOSS):

Comprehensive income (loss) as of and for the six-month periods ended June 30, 2010 and 2009 is set forth below:

	June 30, 2010		June 30, 2009
Net loss for the period ended	Ps.	(18,661,998)	Ps.	(25,839,569)
Derivative financial instruments		(62,823)		1,359,244
Accumulated conversion effect		1,945,092		1,526,413

Comprehensive loss for the period ended	Ps.	(16,779,729)	Ps.	(22,953,912)

11—COMMITMENTS:

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex and extending the original contract until 2027. As of June 30, 2010 and December 31, 2009, the value of the nitrogen to be supplied during the term of these contracts was approximately Ps. 14,221,249 and Ps. 17,309,316, respectively. In the event of the rescission of these contracts and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contracts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The estimated future payments under these contracts are as follows:

	As of June 30, 2010		As of December 31, 2009
2010	Ps.	817,390	Ps.	2,007,406
2011		1,958,653		2,022,583
2012		1,990,259		2,055,395
2013		1,338,235		1,392,635
2014		1,355,001		1,409,580
Over 5 years		6,761,711		8,421,717

Total		14,221,249	Ps.	17,309,316

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of June 30, 2010, the estimated value of the nitrogen to be supplied during the remaining term of this contract amounted to Ps. 1,991,762. In the event of early termination of the contract, under the terms specified therein, PEMEX would be bound to pay only for services received and certain non-recoverable expenditures of the counterparty.

The estimated future payments under this contract are as follows:

	As of June 30, 2010
Remainder of 2010	Ps.	407,265
2011		522,286
2012		522,286
2013		108,559
2014 to 2017		431,366

Total	Ps.	1,991,762

As of June 30, 2010, PEMEX had entered into Financed Public Work Contracts (“FPWCs”) with contract terms of various lengths, up until 2024, for a total contracted amount of U.S. $6,792,991.

At June 30, 2010 and 2009, PEMEX had contracts with several contractors for the development of various infrastructure works at an estimated total amount of Ps. 694,283,138 and Ps. 445,699,396, respectively.

12—CONTINGENCIES:

In the ordinary course of its business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2010 and December 31, 2009, the reserve for environmental remediation expenses totaled Ps. 5,781,753 and Ps. 6,032,931, respectively.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits, as well as arbitration proceedings the final resolutions of which are pending as of the date of the issuance of these financial statements. As of June 30, 2010, the amount claimed in connection with these lawsuits totaled approximately Ps. 65,695,902, and PEMEX had accrued a reserve of Ps. 12,742,573 related to these contingent liabilities. The current status of the principal lawsuits and arbitration proceedings in which PEMEX is involved is as follows:

I. In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On May 31, 2010, the parties filed their replies. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are preparing a brief in connection with a hearing to determine the amounts due to each party. The hearing will be held in the third week of August 2010.

II. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,737, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On July 1, 2010, a hearing was held in New York, at which each party filed additional briefs. A new hearing will be held on August 25, 2010. In addition, Pemex-Exploration and Production filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was subsequently denied. On July 14, 2010, Pemex-Exploration and Production filed an appeal against this ruling before the Juzgado Décimo en Materia Civil (Tenth Civil District Court) in the Federal District (No. 604/2010). A constitutional hearing will be held on September 3, 2010. As of the date of this report, the resolution of this appeal is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

III. On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (“Asociación de Transportistas”) filed a claim (No. 271/2005) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a declaration that Pemex-Refining was in breach of a transportation agreement dated March 26, 1993, as well as the payment of related damages. Asociación de Transportistas is also seeking that Pemex-Refining authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign them a cargo. On April 29, 2008, a judgment was issued against Pemex-Refining. Pemex-Refining filed an appeal (No. 425/2008) against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit), which was granted on October 26, 2009. The plaintiff filed a form of constitutional relief known as an amparo (No. 696/2009) against this resolution before the Décimo Segundo Tribunal Colegiado (Twelfth Joint Court), which affirmed the previous resolution in favor of Pemex-Refining. This proceeding has therefore concluded. In three other claims filed separately by Asociación de Transportistas against Pemex-Refining, judgments have been granted in favor of Pemex-Refining.

IV. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,877, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. The admission of this appeal is still pending.

V. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (“TGT”) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms.

VI. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an amparo (D.C. 03/2010) before the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an amparo (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff’s. The court ordered that the pleadings filed by the plaintiff be analyzed. As of the date of this report, a final resolution is still pending.

VII. On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. Pemex-Exploration and Production filed a complaint asserting that the judge had not considered a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that the gas connected to the fields in question is considered a hydrocarbon of Mexico and, therefore, may only be exploited by Petróleos Mexicanos and its subsidiary entities. As of the date of this report, this trial has been suspended as a result of the complaint filed by Pemex-Exploration and Production.

VIII. As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004-IV) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Mexican Constitution. On June 7, 2008, Pemex-Exploration and Production responded to this claim. On April 19, 2010, the court issued a resolution declaring that the period for legal action had lapsed. The plaintiffs filed an appeal of this resolution before the Primer Tribunal Unitario en Materia Civil del Primer Circuito (First Unit Civil Court of the First Circuit), which confirmed the resolution but released the plaintiffs from a requirement that they pay court expenses.

IX. On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Ps. 1,490,873 for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. On June 21, 2010, the evidence filed by the defendants was admitted. A hearing to analyze this evidence is still pending.

X. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently No. 1085/2009 before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. As of the date of this report, this claim is currently suspended, due to a complaint filed by Bardahl on June 22, 2010.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,828 in damages as a result of this alleged fraud. As of the date of this report, an expert’s opinion to be provided by the Federal Attorney General’s Office is still pending, and the matter remains under investigation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in the Federal District, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit), which was denied on July 7, 2010. As of the date of this report, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. On March 16, 2010, a judgment was issued in favor of Pemex- Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit. A final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was held at the end of August, 2010.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff’s expert claims that Bardahl’s damages total up to Ps. 18,008,000, while the defendants’ expert claims that there are no damages. The trial is in the evidentiary stage, with the opinion of an independent expert still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

13—BUSINESS SEGMENT INFORMATION:

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of June 30, 2010 and for the six-month period then ended
Sales	Ps.	486,423,881	Ps.	294,231,662	Ps.	102,127,936	Ps.	21,224,396	Ps.	469,744,127	Ps.	(752,303,208)	Ps.	621,448,794
Trade		—		259,437,875		64,061,125		12,869,031		282,369,673		—		618,737,704
Intersegment sales		486,423,881		33,044,454		38,066,811		8,355,365		163,878,425		(729,768,936)		—
Services income		—		1,749,333		—		—		23,496,029		(22,534,272)		2,711,090
Gross income		377,717,367		(58,200,771)		6,000,866		(470,449)		25,917,330		(23,885,372)		327,078,971
Operating income (loss)		361,420,655		(82,056,061)		546,217		(5,632,359)		5,407,641		(1,911,662)		277,774,431
Net income (loss)		26,791,356		(45,391,897)		1,887,616		(7,643,291)		(13,564,645)		19,258,863		(18,661,998)
Comprehensive financing cost		12,857,239		5,507,009		(1,369,027)		206,832		(715,522)		—		16,486,531
Depreciation and amortization		38,723,107		4,399,463		1,763,071		565,521		319,651		—		45,770,812
Labor cost reserve		19,808,000		20,016,050		4,067,891		5,506,990		9,426,710		—		58,825,639
Taxes and duties		322,845,673		2,205,305		510,931		148,738		435,565		—		326,146,212
Total assets		1,459,634,708		523,124,468		138,532,004		90,372,597		1,764,975,662		(2,641,448,535)		1,335,190,904
Current assets		696,950,923		334,720,287		95,220,794		72,089,113		876,194,913		(1,767,644,876)		307,531,154
Investment in shares		663,308		157,094		1,756,018		—		373,553,072		(366,105,351)		10,024,141
Fixed assets		759,585,768		187,710,284		41,309,054		17,120,789		9,267,860		(2,974,534)		1,012,019,221
Acquisition of fixed assets		78,509,436		5,368,861		138,004		735,727		164,956		—		84,916,984
Current liabilities		436,740,542		302,296,471		29,764,757		14,793,979		1,200,185,817		(1,756,294,047)		227,487,519
Reserve for employee benefits		211,784,189		208,805,370		52,199,613		57,748,134		83,433,478		—		613,970,784
Total liabilities		1,174,330,462		549,137,537		89,793,722		73,400,927		1,804,399,962		(2,272,367,563)		1,418,695,047
Equity		285,304,246		(26,013,069)		48,738,282		16,971,671		(39,424,301)		(369,080,972)		(83,504,143)

As of June 30, 2009 and for the six-month period then ended
Sales	Ps.	352,786,842	Ps.	237,619,227	Ps.	86,224,236	Ps.	25,199,514	Ps.	320,128,216	Ps.	536,047,466	Ps.	485,910,569
Trade		—		208,399,127		55,931,786		8,813,382		210,020,608		—		483,164,903
Intersegment sales		352,786,842		27,483,767		30,292,450		16,386,132		108,538,282		(535,487,473)		—
Services income		—		1,736,333		—		—		1,569,326		(559,993)		2,745,666
Gross income		249,449,566		653,083		6,333,609		(4,773,438)		27,668,588		(20,455,372)		258,876,036
Operating income (loss)		234,148,557		(20,076,739)		297,593		(9,993,928)		9,587,873		212,418		214,175,774
Net income (loss)		(15,576,382)		(21,429,224)		1,204,455		(9,842,775)		(11,883,800)		31,688,157		(25,839,569)
Comprehensive financing cost		(13,833,800)		(5,731,027)		1,097,022		83,484		13,873,688		(5,569,972)		(10,080,605)
Depreciation and amortization		35,482,712		4,436,336		1,759,632		566,860		322,060		—		42,567,600
Labor cost reserve		16,440,604		16,225,384		3,627,598		4,488,886		7,402,638		—		48,185,110
Taxes and duties		235,611,664		1,310,019		747,852		133,828		4,093,698		—		241,897,061
Total assets		1,413,523,823		392,145,615		134,009,184		72,614,354		1,965,404,419		(2,657,201,053)		1,320,496,342
Current assets		763,274,848		210,640,024		90,563,906		55,772,814		1,119,631,935		(1,832,687,867)		407,195,660
Investment in shares		539,673		157,094		1,515,760		—		328,768,600		(320,472,659)		10,508,468
Fixed assets		648,874,407		179,210,564		41,670,476		16,526,074		9,160,618		(2,974,534)		892,467,605
Acquisition of fixed assets		76,868,300		15,633,200		393,800		1,002,300		640,400		—		94,538,000
Current liabilities		469,396,343		210,537,777		32,575,414		7,723,858		910,474,154		(1,403,059,179)		227,648,367
Reserve for employee benefits		181,475,468		178,464,829		44,879,745		49,643,530		69,351,520		—		523,815,092
Total liabilities		1,156,199,640		435,194,653		85,122,539		58,439,093		1,909,354,094		(2,328,310,534)		1,315,999,485
Equity		257,324,167		(43,049,038)		48,886,645		14,175,262		56,050,325		(328,890,504)		4,496,857

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Consolidated Balance
As of December 31, 2009
Total assets	Ps.	2,983,699,608	Ps.	496,044,407	Ps.	133,497,604	Ps.	86,943,440	Ps.	1,802,500,251	Ps.	(4,170,648,131)	Ps.	1,332,037,179
Acquisitions of fixed assets		173,104,870		24,950,814		2,120,178		2,198,130		1,368,691		—		203,742,683
Current assets		2,269,247,725		308,544,174		89,660,926		69,107,983		904,063,806		(3,290,927,924)		349,696,690
Investments in shares and securities		610,032		157,094		1,503,374		—		375,193,677		(367,701,776)		9,762,401
Fixed assets		711,503,482		186,970,987		42,128,005		17,488,295		9,500,731		—		967,591,500
Current liabilities		2,004,499,026		248,243,821		32,420,053		9,493,321		1,228,678,446		(3,280,374,275)		242,960,392
Reserve for employee benefits		198,641,039		195,906,527		49,111,151		53,968,743		78,573,474		—		576,200,934
Total liabilities		2,728,866,519		484,186,579		89,416,127		64,252,478		1,835,102,671		(3,802,947,175)		1,398,877,199
Equity		254,833,089		11,857,828		44,081,477		22,690,962		(32,602,420)		(367,700,956)		(66,840,020)

14—SUBSEQUENT EVENTS:

On July 26, 2010, the Mexican peso–U.S. dollar exchange rate was Ps. 12.6975 per U.S. dollar, which represents a 1.14% depreciation in dollar terms as compared to the June 30, 2010 exchange rate, which was Ps. 12.8441 per dollar. On July 26, 2010, the weighted average price of the crude oil exported by PEMEX was U.S. $70.88 per barrel, an increase of approximately 5.93% as compared to the average price as of June 30, 2010, which was U.S. $66.91 per barrel.

In the period from July 1 to August 24, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

•	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of 5.50% Notes due 2021; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: August 25, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.